Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

ALCATEL-LUCENT C/O TANGOE

Moderator: Michel Combes

May 7, 2015

10:45 am CT

Coordinator:	Welcome and thank you for standing by. At this time, all participants will be in a listen-in only mode until the question and answer session of today’s conference. By the time to ask a question, please press Star 1 on you touchtone phone and record your name at the prompt. If you wish to cancel, please press Star 2. This conference is also being recorded. If you have any objection you may disconnect at this time.

Now I’d like to turn the meeting over to your host, Mr. Michel Combes. Sir, you may be begin.

Michel Combes:	Good morning, good afternoon to all of you. This is our quarterly call to share with you our Q1 financial results. And to update you on the progress of the shift plan and the deal we note here. All of the material regarding our results as usual is on our Internet, so that will allow you then later to look at the, let’s say either more quiet manner.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

I will summarize the financial story where telling the market so that you have ease of mind in all of your interactions with colleagues; with customers; with suppliers and with chief stakeholders. If I was to recap in a nutshell, our financial story today, I guess I would articulate it in four methods that I have made to the media and the financial community.

First pivotal and cash flow positions have strongly improved thanks to the successful education of the shift plan, which I like once again the resilience of I get the sense meaning that we’ve been able through the shift plan to really create or build resilience business which despite geographical mix evolution and are part of mixed evolution allows us continue to improve (unintelligible) generation.

Second, we are definitely leading the network evolution to IP Cloud and (unintelligible) access. In creating this portion of the next revenue which now represents 75% of our revenue compared to 50% in 2012, and 68% in Q1 2014.

So a strong uplift and we chose that area in which we have decided to reposition activity are clearly our growth engine. So I’d like in terms of revenue the good (performance) in terms diverse litigation that we’ve been able to coast in terms of non-service provider revenue, which is (unintelligible) and transports growing double digit and which shows that we start to get some traction in non-service providers which is promising for the future.

Third, what I also have the rate on your behalf—on our behalf is our shift plan commitments in terms of both segments it was the biggest commitment being to be free cash flow positive in 2015. What has been delivered on Q1 and what we see for the next coming quarters who are confident that it will be the case?

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

(Unintelligible) I get that there is expectation that’s due to micro environments, which is not so easy in terms of pressure on revenue due to slow down of CAPEX spending in some geographies. There is let’s say an expectation from all of us to remain clearly focused on cost savings and to be proactive in this area in order to secure our shift plan targets.

So that in a nutshell what it is about. So if I was to go one step further and to be a little bit more deep, first on Q1 I spoke about profitability and shift and commitment so first profitability, clearly improving our gross margin reached 34.6% of our revenue. This is an improvement of 230 business points (unintelligible). Our adjusted (unintelligible) more than doubled to 82 million Euros.

This represent 2.5% of our revenue in Q1 compared to 1.1% of our revenue in 2014. In terms of cash—the free cash flow that we posted in Q1 ’15 was minus 332 million Euros so quite a steal yet, yet very negative. But an improvement of 66 million Euros compared to Q1 2014 which paves the way for this positive free cash flow that I have highlighted as our target for 15. Seventy-five percent of our revenue as I’ve already mentioned coming from next generation products—our total revenue excluding (unintelligible) increased 12% on Euro and constant currency this means a decline of 2% as expected for right side of positive effect. For our next gen product, the revenue increased was a constant currency at 9% and current currencies of above 20%.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

In terms of costs, we in the first quarter, we have reinvested all of our fiscal settings in project designed to accelerate our diver communication strategy. That was what we had flagged earlier on. But of course we have yet to receive our target for the year which with that in the quarters to come, we have to deliver our cost settings in order to move to the 950 million Euros that we actually supposed to.

Looking at our two segments first quarter its working. Revenue of 1 billion 450 million Euros in Q1 up 7% year over year at actual rates and down 3% at constant currency. (Unintelligible) revenue were up 6% its actual rates. And down 6% at constant currencies under very (unintelligible) basis to Q1 ’14.

We have non-tanker revenue growing at a double digit pace, which I have highlighted compared to Q1 2014. Which means that non-service provider revenue represents in this quarter 12% of our revenue so which is good achievement.

(Unintelligible) partially upset; a softer spending environment with many customers in North America and a temporary spending goal in Japan. Despite first market trends, (unintelligible) positioned us as the number two vendor in global IP routing. You remember that up to now we were positioned as number two for edge routing, so now for global IT routing so which is again a strong achievement.

And we got a neutral record solid commercial traction. Our co-router at its (unintelligible) bringing the total number of customers to 39. It works also at its four new wins in Q1 bringing total number of customers to 20.

IP transport revenue went up 8% over year and 2% at constant currencies. Commercial up peaks revenue grew into mid-single digit pace year over year at constant rates driven by WGM and we partial growth strength in the EMNA and tele regions. And we have strong expectations for the quarter to come with additional strength in EMNA and rendition of our growth in North America coming from the country that we have signed in the previous quarters for example the one with horizon.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

(Unintelligible) revenue went up 7% tax year end rates. And down again 6% at constant currencies although at a slower pace than the preceding quarter. Strength in (unintelligible) platforms such as IME (unintelligible) and the (unintelligible) part for you were not enough to upset the impact of lower AZM revenues compared to the year ago quarter and the emphasis on legacy technologies.

But this platform as well we see potential to reignite growth by the end of the year. In excess, revenues were up 13% year over year at actual rates. A decrease of 2% growth on currency. Same number I think cash too was minus 58 million Euros in the quarter. Premium Euros better than last year quarter.

While its revenues increased by 19% it’s actual rates, and we’re flat at constant currencies. So a good quarter despite the lowest paying in the North America in particular. China telecom selected Alcatel Lucent as one of its top freight suppliers for the rollouts of LT in forty cities across 12 provinces in China.

Future access revenues were up 10% compared to the year ago quarter, its actual rates. And down 1% at constant currencies. Competition for broadband access grow good performance in year (unintelligible) China and (unintelligible). Compensating for the deal net spending in North America.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

Investments in innovation are paying off as next generation technology have seen strong momentum evident by activities with customers including 35 G5 trials and 15 NG (unintelligible) two trials. So all in all I get that we can be proud of what has been achieved in Q1 meaning that it’s clear that we have delivered better performance than our competitors in both segments. Nevertheless, we have not been able to deliver on our budget. So which means that in the quarters to come we’ll have to find the right balance in between continuing to let’s say grab additional revenue.

But the safe stage making sure that we deliver on our target in terms of cash generation so which will mean also to be very clear on how to manage our costs going forward.

So that’s for Q1. Second let’s (unintelligible) if you allow me is by coming back for a minute on the announcement we made on April 15 about our intention to combine with Nokia. I believe that by now, and from let’s say the feedback that I got from many of you in my different trips around the company, I believe that the rational of this transaction has overall been well understood.

And we believe, I believe it’s the right combination at the right time in order to really secure our future for the mid and long run. And that’s all it say, what I have perceived as a really joint understanding from all of us. Problems in (unintelligible). As you know is now subject to different milestones; completion of relevant work constant consultations; receipt of regulatory approvals and other customary conditions.

Approval by non-cash owners and then of course the offer which will be opened in the market place. Two things which said that let’s say a little would occur in first half of 2016. However you can expect from us to do all what we can to accelerate the process. In the meantime, we have started getting ready for the integration work setting up the appropriate structure and governance.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

Nokia has announced their integration leader. We will announce soon how we intend to manage and govern this process from the (unintelligible) perspective meaning that we will appoint very soon and the integration leader as well.

We want to commit as efficient in (unintelligible) as possible to answer most of us remain focused on delivering 2015. No need to say that this is critical to the success of our company and to the success of these transactions. Let me also remind you that both committees are operating independently until acquisition is completed. You’ll find some dos and don’ts available on the Internet?

Finally and that’s also something which is important, there is only one official place where you can find all information available in this topic on the Intranet, and that permanent spot on the Intranet is called I (unintelligible) Alcatel-Lucent (unintelligible). Meaning don’t pay too much attention on (unintelligible) bill for this type of let’s say information. Please go on the Website. That’s where we try to be as transparent as we can to provide you with all what you need to understand where we stay and how are things are moving on.

To conclude, let me maybe idolize one or two things. That tradition time, what this news about the combination with Nokia is considered by nearly all of us positive and provides a better long term future for all of us. I also know that change may bring in sighting and strength to all of us and that’s natural.

I mean we are in this transition period. I’m sure that all of you are questioned by your family; your friends, your ladies; okay what’s happening here. Alcatel-Lucent what’s going to happen to you. We are to pay specific attention to that. But as always I want you to look at the positive side of things. I believe in this combination. I totally believe that it is the right combination for Alcatel-Lucent. The right moment and that it will give us a tremendous future.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

I believe that positive change can bring with its new opportunities. New opportunities for the company as well as new opportunities for all of you in individually. So I ask you to be open and stay committed in this transition time that in the transition time that you can really make the difference and prepare your own personal future.

Second piece that I want to idolize as well from time-to-time I hear messages coming back from all of you saying oh, because of Nokia, we have to do that or that. So for example we all know that I have just been very explicit that we need to be even more focused on cost containment and cash generation.

That has nothing to do with the Nokia transaction. Just because we are committed to deliver our shift plan target and we have to protect those shift plan targets. So we shouldn’t have said that we have to reduce our costs because of Nokia. Because it’s untrue. And that then put a different light on the Nokia transaction than what it is about.

Second, I heard (unintelligible) we—some of our colleagues, what was said around the place was that maybe we would slow down or even till diversification because Nokia was not interested in diversification. That’s not true. I mean diversification is very critical for our future. Meaning that we need diversification to grow as the revenue base offer Alcatel-Lucent today and Nokia in the future.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

And Nokia is completely aligned with this view. And you have seen the results that we have already posted in this quarter. The other piece is that as for any other activity, what we have said is that we need to do diversification in of the sound basis, meaning that we have to invest where the return investment makes sense. And so that means that we just have to be clear on the where and how we invest in diversification. Where good returns are invest more; where lower returns are or no returns are maybe reused or start our investments.

So that’s all what it is about. And again naturally to Nokia just relating to the way we manage the company.

So I just would like to avoid these type of quibbles on let’s say the deal which for me is extremely positive for our future and which will provide to most of you an amazing future and we will provide to most of you an amazing future. So that’s what I would need to share with you.

And now let’s turn to questions. I get that we have or two questions. So I listen to you.

Woman:	Thank you Michel, Operator?

Coordinator:	Yes, I’m still here and we will now begin the question and answer session of today’s call. To ask a question, please press Star 1 on your touchtone phone and record your name clearly when prompted. If you wish to cancel, please Star 2. Thank you.

Woman:	So in the meantime we’re going to take one question by email. When announced the shift plan had a strong focus on diversifying our revenues beyond our traditional circle base. We believe the commitment was 10% of revenues from non-(unintelligible) segments by next year. With this latest result, where are we in house figures in terms of revenue diversification?

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

Michel Combes:	So as I have—so thanks for the questions because let’s say I guess it’s an important point. Again I have heard so much noise in fact I can’t believe I did so better to come back to this one. Diversification is very critical for the committee. It’s one of our priorities in terms of extending our reach to non-service providers; leveraging direct and indirect channels.

That’s what we have set up and that’s what we are going to continue to push and to promote including leveraging our customer service providers as a channel for this type of business. As I have clearly mentioned, we posted a double digit growth in its arrear for routing and transfer which is many where we do non-service provider’s revenue.

We’re already to 12% revenue generated by non-service providers in routing. I get that all in all for the company where probably roughly somewhere between 8-9% and so on our way to deliver our 10% targets which remains our commitment.

Woman:	Thank you Michel. Operator do we have a question on line please?

Coordinator:	At this time I’m not seeing any questions raised in queue. Once again participants to ask a question, please press Star 1 and to cancel please press Star 2.

Woman:	Okay, so we’re going to take the last question that was received by email as well. Given that now nearly half of all revenue is from North America, is this the new reality or is there expectation that this will change all the time? And what will be impact to financial management to handle currency situations?

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

Michel Combes:	So first I get that as you know, our intent is to grow business in the different regions of the world. As I have clearly mentioned in this quarter, we have been able to post significant growth in EMN as well as in Apac. No (unintelligible) we posted growth in dollar but when let’s say coming back to Euro currency in constant currency (unintelligible) will proceed decline of 9%. So suffering from the pressure about the slowdown in terms of (unintelligible) investment from our middle customers (unintelligible).

I mean our revenue growth was say positive in Euro but was let’s say minus 10% in local currency and constant currency. So which means that let’s say we got the pressure from let’s say the slowdown of investments from our U.S. customers which was offset by the currency effect.

So I get that what we have done in the past two years is precisely to rebalance our revenue generation from America and non-America. I have in mind that my expectations is to grow in Latin America as well as growing in North America in order to have an even more resilient model in the long run.

In terms of currency as you know we don’t edge currency from revenue prospective because it would not have any sense. Having in mind that the impact of currency on our operating margin is nearly (unintelligible) because we have on one side revenue which is diminutive in dollars, but we have also packed with our gusts which are diminutive in dollars. So all in all the currency effect on our profit is marginal.

Woman:	Thank you Michel.

Michel Combes:	So I get that it was let’s say the last question that we had. So thanks again for having been on this call. Again, just for me to rate to rate the fact that the next committee two quarters up. Very critical for your future in order to position yourself and the company in this new combination which is going to take place and make of this future company the leading tech on worldwide basis.

ALCATEL- LUCENT C/O TANGOE

Moderator: Michel Combes

05-07-15/10:45 am CT

Confirmation #3392745

And I strongly believe that we can do it and we will do it. In order to achieve that, no need to say that we need to continue to deliver on our quarterly results. We are already nearly not yet half way but, but one third way in Q2. Q2 will (unintelligible) week (unintelligible). Also some of our customers will probably postpone some of their decisions due to the uncertainty created by this merge.

That means that we need to be even more intimate with our customers in order to grab (sorry) as much as business as we can. And on the other side to be very strict on our costs in order to make sure that we protect the cash generation of the company.

So thanks again to all of you. See you or speak with you soon. Bye-bye.

Coordinator:	Thank you and that concludes today’s conference. Thank you for joining. You may now disconnect.

END